UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005
Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.                                       Press release of ABB Ltd, dated June 30, 2005.

PRESS RELEASE

For your business and technology editors

ABB consolidates global transformer business

•                  ABB adapts to overcapacity and higher costs to lift profitability of key business

•                  $240 million, four-year program includes some $120 million in charges in 2005

•                  Approximately 1,300 jobs affected

•                  Company revises 2005 Power Technologies division and Group margin targets

•                  Group net income for Q2 expected to be significantly lower than Q1

Zurich, Switzerland, June 30, 2005 – ABB, the leading power and automation technology group, said today it is consolidating its global transformer business in response to overcapacity, increasing raw material costs and a regional shift in demand.

The consolidation program, aimed at significantly improving the profitability of the transformer business, is expected to run until the end of 2008 and cost approximately $240 million. Approximately $120 million will be recorded as a charge to earnings from continuing operations in 2005, most in the second quarter of 2005.

ABB said the focus is on increasing productivity and operational efficiencies. The consolidation will close a small number of plants in high-cost countries and cut about 1,300 jobs in the transformer business, or roughly ten percent of the total global workforce of 13,500 people.

The company is in discussions, or will begin talks shortly, with employee representatives to ensure the program is carried out in a socially responsible manner. The business today operates 57 plants in 28 countries.

ABB is the world’s leading producer of transformers used in substations, power plants, electrical locomotives, as well as systems to manage electricity grids and other applications. The business had revenues of approximately $2.5 billion in 2004, representing 26 percent of total Power Technologies division revenues.

ABB expects to increase the EBIT margin (earnings before interest and taxes as a share of revenues) in the transformers business from less than four percent in 2004 to more than eight percent by 2009.

 “Overcapacity has been the biggest problem in the transformer industry in recent years, mainly the result of deregulation in the power sector,” said Fred Kindle, ABB President and CEO. “The situation has been made worse, however, by the unprecedented increase in raw material prices we’ve seen since 2004. As a result, we must take further steps now to improve the profitability of this important business and to strengthen our leading market position.”

As a result of the significant additional charges for 2005 and higher raw material costs, ABB is issuing a revised 2005 EBIT margin target for the Power Technologies division in the range of 6.8-7.3 percent. As a consequence, the company is also lowering its 2005 Group EBIT margin target to 6.6-7.1 percent from 7.7 percent.

In the announcement of its first-quarter earnings in April 2005, ABB dropped the 2005 EBIT margin target of 10 percent for its Power Technologies division, first set in late 2002, saying rapidly increasing raw materials costs, mainly in the transformers business, and other operational challenges made achieving the target unrealistic.

The consolidation program announced today has no impact on the 2005 EBIT margin target for the Automation Technologies division, which remains unchanged at 10.7 percent. Progress remains on track towards the published targets in corporate cost reduction and performance of non-core operations.

Group net income in Q2 2005 will be significantly lower than in Q1. In addition to the impact of the above-described charges, negative effects to net income are expected from the “mark-to-market” accounting treatment of shares reserved for the asbestos trust, some losses in discontinued businesses, and non-asbestos related litigation charges.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in more than 100 countries and employs about 102,000 people.

* * *

Important notice about forward-looking information

This press release includes forward-looking information and statements including statements concerning the outlook and revenue and margin targets for our businesses and statements. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd’s lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release. The important factors that could cause such differences include, among others, ABB’s ability to dispose of certain of our non-core businesses on terms and conditions acceptable to it, ABB’s ability to further reduce its indebtedness, the terms and conditions on which asbestos claims can be resolved, the amount of revenues we are able to generate from backlog and orders received, trends in raw materials prices, economic and market conditions in the geographic areas and industries that are major markets for ABB’s businesses, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its targets and the expectations reflected in any such forward-looking statements are based upon reasonable assumptions, it can give no assurance that those targets and expectations will be achieved.

* * *

More information

ABB will host a telephone conference for journalists today starting at 1000 Central European Time (CET). Callers from the UK should dial +44 20 7107 0611. From Sweden, dial +46 8 5069 2105, and from the rest of Europe, please dial +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S.). The code is 036, followed by the # key.

A conference call for analysts and investors is scheduled to begin at 1500 CET. Callers should dial +1 412 858 4600 (from the U.S.) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in ten minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +1 412 317 0088 (U.S.) or +41 91 612 4330 (Europe and the rest of the world). The code is 015 followed by the # key.  A presentation accompanying the call will be available on ABB’s website shortly before the call begins.

For more information please contact:

Media Relations: ABB Corporate Communications, Zurich Wolfram Eberhardt, Thomas Schmidt Tel: +41 43 317 6568 Fax: +41 43 317 7958 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 3804 Sweden: Tel. +46 21 325 719 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: June 30, 2005	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel